UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 13)*

                BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
                               (Name of Issuer)


                   Common Stock, $1.00 par value per share
                        (Title of Class of Securities)


                                 121579 10 6
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 Page 1 of 4


CUSIP No.   121579 10 6              13G                      Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MONROE G. MILSTEIN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                (b) x
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

      11,575,196

6    SHARED VOTING POWER

         19,000

7   SOLE DISPO3SITIVE POWER

      11,575,196

8   SHARED DISPOSITIVE POWER

         19,000


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,594,196

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

     X

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     28.8%

12  TYPE OF REPORTING PERSON*

     IN



                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 121579 10 6              13G                     Page 3 of 4 Pages


Item    1(a)    Name of Issuer:  Burlington Coat Factory Warehouse Corporation

        1(b)    Address of Issuer's Principal Executive Offices:

                1830 Route 130
                Burlington, New Jersey  08016

Item    2(a)    Name of Person Filing:  Monroe G. Milstein

        2(b)    Address of Principal Business Office:

                1830 Route 130
                Burlington, New Jersey  08016

        2(c)    Citizenship:  United States of America

        2(d)    Title of Class of Securities:

                Common Stock, $1.00 par value

        2(e)    CUSIP Number:  121579 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a) [  ]    Broker or Dealer registered under Section 15 of the Act
        (b) [  ]    Bank as defined in Section 3(a)(6) of the Act
        (c) [  ]    Insurance Company as defined in Section 3(a)(19) of the Act
        (d) [  ]    Investment Company registered under Section 8 of the
                    Investment Company Act
        (e) [  ]    Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940
        (f) [  ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act
                    of 1974 or Endowment Fund; see
                    Section 240.13d-1(b)(1)(ii)(F)
        (g) [  ]    Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G)  (Note:  See Item 7)
        (h) [  ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                This item is inapplicable.

Item 4  Ownership as of December 31, 1996

        (a) Amount Beneficially Owned:                       11,594,196 (1)
        (b) Percent of Class:                                         28.8%
        (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote      11,575,196
          (ii) shared power to vote or to direct the vote        19,000 (1) (2)
         (iii) sole power to dispose or to direct the
               disposition of                                 11,575,196
          (iv) shared power to dispose or to direct the
               disposition of                                     19,000 (1) (2)

CUSIP No. 121579 10 6               13G                       Page 4 of 4 Pages

    (1) Excludes the following number of shares of Common Stock owned by members of Monroe G. Milstein's family as to which shares Monroe G. Milstein disclaims beneficial ownership:

                 Relationship to
Name             Monroe Milstein       Number of Shares     Percentage of Class

Henrietta Milstein     Wife              6,856,012 (3)               17.1%
Andrew R. Milstein     Son               2,263,593                    5.6%
Lazer Milstein         Son               2,199,591                    5.4%
Stephen E. Milstein    Son               2,046,941                    5.0%


    (2) Includes 19,000 shares of Common Stock held by the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan, of which Monroe G. Milstein and Henrietta Milstein are the trustees.

    (3) Excludes 19,000 shares described in footnote (2) above.

Item    5   Ownership of Five Percent or less of a Class:
                                        Not Applicable

Item    6   Ownership of more than Five Percent on behalf of Another Person:
                                        See Footnote (2) to Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported by the Parent Holding Company:
                                        Not Applicable

Item    8   Identification and Classification of Members of the Group:
                                        Not Applicable

Item    9   Notice of Dissolution of Group:
                                        Not Applicable

Item    10  Certification:
                                        Not Applicable
Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    February 07, 1997
    Date

    /s/ Monroe G. Milstein
    Signature

    Monroe G. Milstein
    Name/Title